As filed with the Securities and Exchange Commission on November 2, 2020

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

File No. 812-14214

Application for an Order to Amend a Prior Order under section 6(c) of the Investment Company Act of

1940 for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act and under sections 6(c) and 17(b) of the Act for exemptions from sections

17(a)(1) and 17(a)(2) of the Act and under section 12(d)(1)(J) of the Act for exemptions from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act

In the Matter of

T. Rowe Price Associates, Inc.

T. Rowe Price Equity Series, Inc. and

T. Rowe Price Exchange-Traded Funds, Inc.

Please send all communications to: Seba P. Kurian, Esq. Scott Livingston T. Rowe Price Associates, Inc. 100 East Pratt Street Baltimore, MD 21202	With a copy to: Mark D. Perlow, Esq. Dechert LLP One Bush Street, Suite 1600 San Francisco, CA 94104
Jeremy I. Senderowicz, Esq. Dechert LLP 1095 Avenue of the Americas New York, NY 10036

i

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of T. Rowe Price Associates, Inc. T. Rowe Price Equity Series, Inc. T. Rowe Price Exchange-Traded Funds, Inc. 100 East Pratt Street Baltimore, MD 21202 File No. 812-14214	Application for an Order to Amend a Prior Order under section 6(c) of the Investment Company Act of 1940 for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for exemptions from section 17(a) of the Act and under section 12(d)(1)(J) for exemptions from sections 12(d)(1)(A) and (B) of the Act.

I.	INTRODUCTION

In this application (“Amendment”), T. Rowe Price Associates, Inc. (“T. Rowe”), T. Rowe Price Equity Series, Inc. and T. Rowe Price Exchange-Traded Funds, Inc. (each, a “Corporation,” and together with T. Rowe, the “Applicants”), request an order (“Order”) from the U.S. Securities and Exchange Commission (“SEC” or “Commission”) to amend a portion of the prior order issued to Applicants under Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act” or “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Prior Order”), which permits registered open-end investment companies that are actively managed exchange-traded funds (“ETFs”) to operate without being subject to a daily portfolio transparency condition.1

A.	Summary of Application

Unlike traditional actively-managed ETFs, Applicants will operate Funds that do not disclose their portfolio holdings daily pursuant to the Prior Order. Rather, the Funds disclose a Proxy Portfolio, as well as certain other information that together Applicants believe is sufficient to enable the ETF arbitrage and pricing mechanisms. By shielding the identity of the Funds’ portfolio holdings and recent trading activity, the Funds may protect their performance-seeking strategies from the risks of front-running of portfolio transactions and reverse engineering of the Funds’ strategies to the detriment of the Funds.

Even though the Funds will not publish their full portfolio holdings daily, the Proxy Portfolio allows market participants to assess the intraday value and associated risk of a Fund’s portfolio.2 Daily disclosure of the Proxy Portfolio, Portfolio Overlap, Daily Deviation, Empirical Percentiles and Tracking Error enable market makers and arbitrageurs to use the Proxy Portfolio as a pricing signal reflecting the correlation between the value of a Fund’s NAV and of its Proxy Portfolio’s NAV and to hedge the risks associated with arbitrage and market making activities. As a result of this effective arbitrage activity, Applicants believe that investors will be able to purchase and sell Shares in the secondary market at prices that are at or close to their NAV.

1           The Applicants previously submitted an application with the Commission (File No. 812-14214), as amended and restated and filed with the Commission on October 16, 2019 (the “Prior Application”), requesting such relief. The Prior Application was noticed in Investment Company Act Release No. 33685 dated November 14, 2019 (the “Prior Notice”) and the Prior Order granting the relief requested was contained in Investment Company Act Release No. 33713 dated December 10, 2019. Except as specifically noted herein, all representations and conditions contained in the Prior Application remain applicable to the operation of the Funds and will apply to any Funds relying on the Amended Order. All capitalized terms not otherwise defined in this Application have the meanings ascribed to them in the Prior Application.

2           Applicants expect that market participants may construct a basket of securities or other instruments for their own use in hedging their positions in Fund Shares or otherwise engaging in arbitrage transactions, which basket may differ from the Proxy Portfolio.

Shares of each Fund are purchased and redeemed only in Creation Units and generally on an in-kind basis. Purchasers are required to purchase Creation Units by making a deposit of Deposit Instruments and shareholders redeeming their Shares will receive a transfer of Redemption Instruments. Under the Prior Order, the names and quantities of the instruments that constitute the Deposit Instruments and the Redemption Instruments for a Fund (collectively, the “Creation Basket”) will be the same as the Fund’s Proxy Portfolio, except to the extent purchases and redemptions are made entirely or in part on a cash basis.

Applicants now seek an Order to amend the Prior Order to permit the Applicants to use Creation Baskets that include instruments and/or instruments weights that may be different from the Fund’s Proxy Portfolio. As discussed below, we believe that the ability to have additional basket flexibility would benefit investors through more effective arbitrage and more efficient portfolio management.3

II.	APPLICANTS’ PROPOSAL

A.	Applicants Seek Additional Basket Flexibility in Creation and Redemption Process

1.	Additional Basket Flexibility

The Funds may determine that it is desirable to use Creation Baskets that differ from the Proxy Portfolio beyond cash substitutions. As such, the Applicants seek to improve the functioning of the Funds by amending the Prior Order to enable a Fund’s use of Creation Baskets that include instruments that are not in the Proxy Portfolio, or are included in the Proxy Portfolio but in different weightings.

The Funds will use the requested additional basket flexibility only in a transparent manner, in circumstances under which Applicants believe there will be no harm to the Funds or their shareholders, and in order to benefit the Funds and their shareholders by reducing costs, increasing efficiency and improving trading. Specifically, the Funds would make widely available to market participants (including all Authorized Participants), all at the same time, the composition of any Creation Basket that the Funds are willing to accept in addition to, or instead of, the Proxy Portfolio. The Funds anticipate doing so through publication on the NSCC System.

For example, a Fund may use a Creation Basket that contains instruments that are not included in a Fund’s Proxy Portfolio if the Adviser or Subadviser seeks to add an instrument to the Fund’s portfolio without incurring transaction costs associated with the purchase of the instrument for cash. For example, if the Adviser or Subadviser decides to add an instrument to a Fund’s portfolio and determines that disclosing the new position should not result in front-running or free-riding, the new instrument may be included in a Creation Basket with the expectation that it will be delivered to the Fund in-kind during a creation transaction. Similarly, if the Adviser or Subadviser decides to sell an instrument from the portfolio and determines that disclosing the position to be reduced should not result in front-running or free-riding, the instrument may be included in a Creation Basket with the expectation that the Fund will deliver it in-kind during a redemption transaction.4

Fundamentally, the act of constructing Creation Baskets for creation and redemption of Shares is an investment advisory function. In determining the Deposit Instruments, a Fund’s investment adviser decides which assets to “purchase” for the portfolio. Similarly, the investment adviser decides which assets to “sell” when it determines the Redemption Instruments. Enabling the Adviser or Subadviser to use Creation Baskets that differ from the Proxy Portfolio when it is in the Funds’ best interest to do so is anticipated to improve operational efficiency and potentially reduce costs, which in turn should improve the effectiveness of the arbitrage process.

3           See Exchange-Traded Funds, 1940 Act Rel. No. 33646 (Sept. 25, 2019) (“Rule 6c-11 Release”), at 83 (“ETFs without basket flexibility typically are required to include a greater number of individual securities within their baskets when transacting in-kind, making it more difficult and costly for authorized participants and other market participants to assemble or liquidate baskets. This could result in wider bid-ask spreads and potentially less efficient arbitrage.”).

4           In determining whether to reduce a position through a Creation Basket transaction instead of selling the security in the open market, the Adviser will consider the extent to which redemptions are more likely than creations for the Fund on a given Business Day.

2.	Revised Purchase and Redemption Procedures for Fund Shares

The names and quantities of the instruments that may constitute a Creation Basket5 will generally be the same as the Fund’s Proxy Portfolio, but a Fund may accept Creation Baskets that differ from the Proxy Portfolio. If there is a difference between the NAV attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other the Cash Amount. A Fund that normally issues and redeems Creation Units in-kind may require purchases and redemptions to be made entirely or in part on a cash basis.6 In such an instance, the Fund will announce, before the open of trading on a given Business Day, that all purchases, all redemptions, or all purchases and redemptions on that day will be made wholly or partly in cash. A Fund may also determine, upon receiving a purchase or redemption order from an Authorized Participant, to have the purchase or redemption, as applicable, be made entirely or in part in cash.

Each Business Day, before the open of trading on the Exchange where the Fund is listed, the Fund will publish the names and quantities of the instruments comprising the available Creation Baskets, as well as the estimated Cash Amount (if any) for each Creation Basket, for that day. Deposit Instruments and Redemption Instruments comprising Creation Baskets for Share creation and redemption transactions, respectively, may differ. The Fund also may make available and publish additional Creation Baskets later in the day.

Each Fund will adopt and implement policies and procedures regarding the construction of its Creation Baskets in accordance with Rule 6c-11 under the 1940 Act.7 The policies and procedures will set forth detailed parameters for the construction and acceptance of baskets in compliance with the terms and conditions of the Order and that are in the best interests of the Fund and its shareholders, including the process for any revisions to or deviations from those parameters.

B.	The Use of Basket Flexibility Raises No New Policy Concerns

1.	Protection from Reverse Engineering

Applicants believe that the ability to utilize a Creation Basket that includes instruments and/or instruments weights that may be different from a Fund’s Proxy Portfolio does not raise concerns about reverse engineering of the Fund’s portfolio beyond those addressed in the Prior Application. The purpose of the Proxy Portfolio is to facilitate the operation of ETFs that limit susceptibility of their strategies to practices like “front running” ETF trades and “free riding” of their investment strategies. Thus, the Applicants note that they will operate the Funds in a manner designed to minimize the risk of reverse engineering.

By publishing a Creation Basket that includes instruments and/or instruments weights that may be different from a Fund’s Proxy Portfolio, the Fund may provide the market with information about which instruments it seeks to add or remove from the portfolio. However, the Fund will not disclose to Authorized Participants or other market participants any information about the overlap between the instruments of any Creation Basket different from the Fund’s Proxy Portfolio, on the one hand, and the securities in the Fund’s portfolio, on the other hand. In addition, Applicants will not use such additional basket flexibility in situations where such publication may provide sufficiently

5           Deposit Instruments and Redemption Instruments may include cash and/or securities.

6           In determining whether a Fund will issue or redeem Creation Units entirely or partly on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefits that would accrue to the Fund and its investors. For example, in light of anticipated purchases of different portfolio instruments, the Adviser may wish to receive additional cash as part of a Creation Basket or may wish to receive all cash instead of a Creation Basket. Purchases of Creation Units either entirely or partly in cash or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio instruments, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant use of in-kind redemptions. In addition, a Fund may permit an Authorized Participant to deposit or receive, as applicable, cash in lieu of some or all of the instruments in the Creation Basket because, for instance, such instruments are not eligible for trading by the Authorized Participant or the investor on whose behalf the Authorized Participant is acting.

7           See Rule 6c-11(c)(3). Only Creation Baskets that are different from a Fund’s Proxy Portfolio will be treated as a “custom basket” under rule 6c-11(d)(2)(ii).

useful information to either predict the Fund’s current positions or pending or upcoming trades so as to front-run them or to ascertain the Fund’s current portfolio as to free-ride on the Adviser’s investment decisions.

Applicants believe that it is highly unlikely that potential adversaries and other observers without inside information about the Adviser’s portfolio management would be able to reverse engineer a Fund’s portfolio by utilizing information imparted when a Creation Basket deviates from a Fund’s Proxy Portfolio. Such information, while additive to the total mix of Fund information available to market participants, is insufficient to reverse engineer the Fund’s portfolio with any regularity or with the level of accuracy that would be necessary to front-run the Fund’s trades or free-ride on the Adviser’s portfolio decisions.8 Applicants acknowledge that they cannot completely dismiss the possibility that market participants may infer some information about a Fund’s portfolio holdings and attempt to front-run or free- ride accordingly. However, Applicants will operate the Funds in a manner designed to minimize the risk of reverse engineering and, for the reasons set forth above, believe successful front-running or free-riding is highly unlikely where Creation Baskets deviate from the Proxy Portfolio.

2.	Protection from Self-Dealing or Overreaching

Because the Funds would determine what Creation Baskets to make available without discussing or negotiating a Creation Basket’s composition with Authorized Participants or other market participants, except with regard to cash substitutions, a person purchasing Shares could not cause the Fund to include unwanted instruments in a Creation Basket and, similarly, would not be able to cherry-pick instruments to include in the Creation Basket. Also, the detailed parameters in each Fund’s policies and procedures, including that the construction and acceptance of custom baskets be in the best interests of the Fund and its shareholders, is an additional protection against any such risks. Under these circumstances, Applicants do not believe that the use of custom baskets will result in abusive self-dealing or overreaching of a Fund by any investor.

3.	Protections for Confidential Information

Because the Funds will not publicly disclose their portfolio holdings daily, the selective disclosure of material nonpublic information, including information other than portfolio information, would be more likely to provide an unfair advantage to the recipient than in other ETFs. Accordingly, the Funds and each person acting on behalf of the Funds will be required to comply with Regulation Fair Disclosure9 as if it applied to them (except that the exemptions provided in Rule 100(b)(2)(iii) therein shall not apply). For purposes of compliance with this condition, the dissemination of the Creation Baskets will not be deemed selective disclosure.

The new Creation Basket flexibility being sought by the Applicants does not raise any new concerns about selective disclosure. The Funds have committed to disseminating by publication through the NSCC System the composition of any Creation Basket that the Funds are willing to accept in addition to, or instead of, the Proxy Portfolio. Further, the determination of the composition of any Creation Basket will occur without any negotiation with market participants (including Authorized Participants) or other sharing of information (except for cash substitutions) regarding the composition of the Funds’ Creation Baskets in advance of the publication. Consequently, selective disclosure cannot occur when all market participants (including all Authorized Participants) will have the same information all at the same time as to the composition of Creation Baskets acceptable to the Funds at any given moment.

C.	Comparability of Relief Sought to Prior Relief Granted by the Commission

In Rule 6c-11 under the 1940 Act, the Commission granted relief to ETFs to utilize “custom baskets” subject to the condition that the ETF adopt written basket policies and procedures that set forth certain information related to

8           The Commission noted that the ETFs proposed to be offered pursuant to such relief would have the ability to minimize the risk of reverse engineering and would “have a significant incentive to minimize this risk, considering that the purpose of their proposed arbitrage mechanism is to facilitate the operation of ETFs that limit the ETFs’ susceptibility to predatory trading practices, like ‘front running’ and ‘free riding’.” See Prior Notice, supra note 1.

9          See Selective Disclosure and Insider Trading, 1940 Act Release No. 24599 (Aug.15, 2000).

the construction and acceptance of custom baskets.10 In the adopting release, the Commission stated that the use of custom baskets “will provide ETFs with additional basket flexibility, which . . . could benefit investors through more efficient arbitrage and narrower bid-ask spreads.”11 The same policy considerations underlying the ability for ETFs to utilize custom baskets in Rule 6c-11 apply to the relief requested herein for additional basket flexibility, which should have a positive impact on the effectiveness of the arbitrage mechanism and result in narrower bid-ask spreads.

In addition, the Prior Application describes that each Fund’s Proxy Portfolio will be determined such that at least 80% of its total assets will overlap with the portfolio weightings of the Fund.12 Applicants note as a clarification this descriptive statement was not intended as, and is not, a condition to the relief or a binding requirement, in contrast with and in light of the condition to publish the Portfolio Overlap daily.13 Applicants further note that the Commission has granted other orders for actively managed ETFs that disclose a proxy basket of securities and/or cash designed to function in similar fashion as a Fund’s Proxy Portfolio,14 and that such other orders also do not require the portfolios of such actively managed ETFs to have a specific percentage overlap with the proxy basket. .

III.	REQUEST FOR RELIEF

The relief sought in this Application is the same as relief previously granted by the Commission in the Prior Order, except that the Funds would have the ability to utilize Creation Baskets that include instruments and/or instruments weights that may be different from the Funds’ Proxy Portfolio, subject to the terms and conditions herein.

For the reasons stated in the Prior Order and herein, Applicants believe that:

●

With respect to the relief requested pursuant to section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act;

●

With respect to the relief requested pursuant to section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the 1940 Act; and

●	With respect to the relief requested pursuant to section 12(d)(1)(J), the relief is consistent with the public interest and the protection of investors.

IV.	CONDITIONS

Applicants agree that any Order of the Commission granting the requested relief will be subject to all of the conditions in the Prior Order, except that conditions 8 and 9 of the Prior Order are deleted in their entirety and replaced with Conditions 8-10 as follows:

10           See Rule 6c-11 Release, supra note 3, at 83; see also Rule 6c-11(c)(3).

11           Id. at 16.

12           See Prior Application, footnote 26 and accompanying text.

13           Applicants also want to clarify two additional items from the Prior Application: (a) footnotes 29 and 30 therein each refer to the disclosure of specified information “since inception” when in fact those disclosures will only commence once each Fund has three months of operations; and (b) footnote 30 refers to the calculation and disclosure of each Fund’s Tracking Error “over the preceding rolling one-year period” when such calculation and disclosure will in fact occur over the past three months (consistent with the text of Section III.B.4 of the Prior Application).

14           See Fidelity Beach Street Trust, et al., File No. 812-14364, Ninth Amendment, filed Nov. 8, 2020; 1940 Act Rel. Nos IC-33683 (Nov. 14, 2019) (notice) and IC-33712 (Dec. 10, 2019) (order); Blue Tractor ETF Trust and Blue Tractor ETF Group, LLC, File No. 812-14625, Eleventh Amendment, filed Oct. 23, 2019; 1940 Act Rel. Nos. IC-33682 (Nov. 14, 2019) (notice) and IC-33710 (Dec. 10, 2019) (order); Natixis ETF Trust II, et al., File No. 812-14870, Seventh Amendment, filed Oct. 21, 2019; SEC Rel. Nos. IC-33684 (Nov. 14, 2019) (notice) and IC-33711 (Dec. 10, 2019) (order).

8.        Each Fund and each person acting on behalf of a Fund15 will comply with and agree to be subject to the requirements of Regulation Fair Disclosure as if it applied to them (except that the exemptions provided in Rule 100(b)(2)(iii) therein shall not apply). For purposes of compliance with this condition, the dissemination of the composition of Creation Baskets will not be deemed selective disclosure of material information.

9.        Each Fund will comply with the recordkeeping requirements of Rule 6c-11 under the 1940 Act, as amended, except that for purposes of this condition, only Creation Baskets different from the Fund’s Proxy Portfolio will be treated as a “custom basket” under rule 6c-11(d)(2)(ii). In addition, each Fund will maintain and preserve, for a period of not less than five years, in an easily accessible place, (i) a copy of the Proxy Portfolio published on the Fund’s website for each Business Day; and (ii) a copy of each Creation Basket made available.

10.        Each Fund will adopt and implement written policies and procedures that govern the construction of Creation Baskets, as required under Rule 6c-11 under the 1940 Act, as amended, except that for purposes of this condition, only Creation Baskets different from the Fund’s Proxy Portfolio will be treated as a “Custom Basket” under that rule. The Fund’s basket policies and procedures will be covered by the Fund’s compliance program and other requirements under Rule 38a-1 under the 1940 Act, as amended.

V.	REQUEST FOR ORDER

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission grant an Order amending the Prior Order. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

VI.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this Application in accordance with Rule 0-2 under the 1940 Act. Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is indicated on the cover page of this Application. Applicants further request that all communications concerning this Application should be directed and copied to the persons listed on the cover page of the Application.

In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants pursuant to their corporate organizational documents, and in the case of the Trust, the attached resolutions. Applicants also have attached the verifications required by Rule 0-2(d) under the 1940 Act.

In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the requested Order without holding a hearing.

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15           For purposes of this condition, “person acting on behalf of a Fund” shall have the same meaning as “person acting on behalf of an issuer” for a closed-end investment company under 17 C.F.R. § 243.101(c).

T. ROWE PRICE ASSOCIATES, INC.

By:	/s/ Darrell Braman
Name:	Darrell Braman
Title:	Vice President

T. ROWE PRICE EQUITY SERIES, INC.

By:	/s/ David Oestreicher
Name:	David Oestreicher
Title:	Vice President

T. ROWE PRICE EXCHANGE-TRADED FUNDS, INC.

By:	/s/
Name:	David Oestreicher
Title:	Vice President

Dated: November 2, 2020

Verification of T. Rowe Price Associates, Inc.

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order for, and on behalf of, T. Rowe Price Associates, Inc.; that he is the Vice President of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 2nd day of November, 2020, have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Darrell Braman
Name:	Darrell Braman
Title:	Vice President

Verification of T. Rowe Price Equity Series, Inc.

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order for, and on behalf of, T. Rowe Price Equity Series, Inc.; that he is the Vice President of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 2nd day of November, 2020, have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ David Oestreicher
Name:	David Oestreicher
Title:	Vice President

Verification of T. Rowe Price Exchange-Traded Funds, Inc.

In accordance with rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order for, and on behalf of, T. Rowe Price Exchange-Traded Funds, Inc..; that he is the Vice President of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 2nd day of November, 2020 have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/
Name:	David Oestreicher
Title:	Vice President

WHEREAS, the Executive Committee of the T. Rowe Price Equity Series, Inc. desires to authorize the filing of an Application with the U.S. Securities and Exchange Commission for an order for exemptive relief from certain sections and rules under the Investment Company Act of 1940, as amended (the “Act”), prior to next meeting of the Series’ Board of Directors pursuant to Section 4.02 of Article IV of the Series’ By-Laws.

ACCORDINGLY, the Executive Committee of the T. Rowe Price Equity Series, Inc. hereby approves the following resolutions:

RESOLVED, that the President and each Vice President of the T. Rowe Price Equity Series, Inc., a Maryland corporation (“Corporation”) be, and hereby is, authorized in its name and on its behalf to execute and file with the Securities and Exchange Commission an application (“Application”), including any exhibits and amendments, jointly with T. Rowe Price Associates, Inc. (“Price Associates”) and any existing and future the investment companies advised by Price Associates (“Price Funds”) (the Corporation, Price Associates, and Price Funds should be referred to collectively as “Applicants”);

FURTHER RESOLVED, that the Application be filed pursuant to Sections 6(c) of the Act for an order exempting the Applicants from the provisions of Sections 2(a)(32), 5(a)(l), 22(d) and 22(e) of the Act and Rule 22c-l under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(l) and 17(a)(2) of the Act, under Section 12(d)(l)(J) of the Act for an exemption from Sections 12(d)(l)(A) and 12(d)(l)(B) of the Act, to permit the Applicants to register with the SEC an actively managed, non-transparent exchange-traded fund;

FURTHER RESOLVED, that the Application be in such form and content or be supplemented by such exhibits or amendments as the officers executing and filing the same shall, with the advice of the Applicants’ legal counsel, determine to be necessary, appropriate or desirable, any such determination to be conclusively evidenced by the filing of such Application, exhibit or amendment;

FURTHER RESOLVED, that the President and any Vice President be and each of them is authorized to execute all such instruments and documents and do all such acts and things, as, in their opinion or in the opinion of any of them, may be necessary or appropriate in order to carry out the intent and purposes of the foregoing;

FURTHER RESOLVED, that the Secretary of the Corporation hereby is authorized to provide a certified copy of the foregoing resolutions to any individual or entity requiring same in order to further the purpose of the resolutions and progress of the transaction; and

FURTHER RESOLVED, that to the extent any individual or entity may require any special form of resolution confirming the approval or authority as above granted, such resolution hereby is adopted.

Dated: September 17, 2013

By:	/s/ Edward C. Bernard
Member of Executive Committee
Edward C. Bernard

RESOLVED, that each of T. Rowe Price Exchange-Traded Funds, Inc. (the “ETF Corporation”) and T. Rowe Price Equity Series, Inc. (the “Equity Series Corporation”) is authorized to execute and file with the U.S. Securities and Exchange Commission an application (“Application”) for an order to amend a portion of a prior order issued to T. Rowe Price Associates, Inc. (“Price Associates”) and the Equity Series Corporation (together with the ETF Corporation, the “Applicants”), under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act, including any exhibits and amendments thereto, to operate actively-managed, exchange-traded funds that do not disclose portfolio holdings daily;

FURTHER RESOLVED, that the Application be in such form and content or be supplemented by such exhibits or amendments as the officers executing and filing the same shall, with the advice of the Applicants’ legal counsel, determine to be necessary, appropriate or desirable, any such determination to be conclusively evidenced by the filing of such Application, exhibit or amendment; and

FURTHER RESOLVED, that the appropriate officers of each of the ETF Corporation and the Equity Series Corporation be, and each of them hereby is, authorized, in the name and on behalf of each of the ETF Corporation and the Equity Series Corporation, respectively, to do or cause to be done all such acts, and to make, execute, seal and deliver, and, where necessary or appropriate, file with the appropriate governmental authorities, any and all such further certificates, contracts, agreements, documents, instruments, powers of attorney, receipts or other papers, and to take such other actions, as they, or any of them, may deem necessary or desirable to carry out the intent or purpose of the foregoing resolutions, and the taking of any such action by such officer or officers in connection with the foregoing matters shall conclusively establish his/her authority therefor from each of the ETF Corporation and the Equity Series Corporation, as applicable.

Dated: October 26, 2020

By:	/s/ Darrell N. Braman

Darrell N. Braman Vice President